Mail Stop 4561   April 21, 2008

Ms. Nancy E. Grady, President
State Street Bank and Trust Company of New Hampshire
20 Trafalgar Square
Suite 449
Nashua, NH 03063

>   **Re: American Bar Association Members/ State Street Collective Trust**
>   **Registration Statement on Form S-1/A**
>   **Filed April 16, 2008**
>   **File No. 333-149594**
>
>   **Annual Report on Form 10-K**
>   **File No. 033-50080**

Dear Ms. Grady:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We are still considering your response to comment 1 of our letter dated April 8, 2008. We may have further comment.

Registration Statement Facing Page

2.   Please revise the fee table to allocate the units registered among the individual funds. The unallocated shelf procedure is not available on Form S-1.

Risk Factors Relating Generally to the Program, page 24

3.   Please revise to include a risk factor addressing the fact that neither the trust nor any of the funds is an investment company subject to regulation under the 1940 Act. We note the statement on the prospectus cover page. Please provide a more detailed description of the associated risks in this section of the prospectus.

Stable Asset Return Fund, page 26

Investment Guidelines and Restrictions and Risk Factors, page 27

4.   Please separate the disclosure regarding investment guidelines and restrictions from the risk factors disclosure. Provide the risk factors under a separately captioned main heading, along with the separate sub-headings for each risk.

Intermediate Bond Fund, page 31

Risk Factors, page 32

5.   On page 34, you provide a risk factor regarding derivative instruments. Please ensure, in disclosing the risks regarding derivative instruments as they relate to other funds, that you provide a cross reference to this risk factor in addition to the cross reference currently provided to the Derivative Instruments section.

Form 10-K for the year ended December 31, 2007

General

6.   Where applicable, please revise your 10-K in accordance with the comments made regarding your S-1 filing.

Item 7. Management's Discussion and Analysis of Financial Condition, page 74

7.   We note your response to comment 31 of our letter dated April 8, 2008; however, we continue to believe that you should provide disclosure covering the three-year period covered by the financial statements. Please confirm in writing that you will comply with this comment in all future filings.

Sales Literature

4 – Fees

8.   Please update the information contained in this promotional piece so that it corresponds to the information presented on page 10 of the prospectus.

6 – ABA Retirement Funds

9.   Please update the information contained in the pie charts on page 2 of this promotional piece so that the information contained therein corresponds to the information presented on page 4 of the prospectus.

9 –Services

10.   You disclose in this promotional piece that State Street is subject to a penalty if it does not meet certain standards with stringent accuracy/completion rate requirements. Please provide information in the prospects regarding this penalty provision and disclose the circumstances under which the penalty would be enforced.

11- Welcome

11.   Please balance the information contained in this promotional piece with a discussion of the risks associated with investing in the Collective Trust and its underlying funds.

Retirement Date Funds

12.   Please update the information contained in the pie charts in this section of the promotional piece so that the information contained therein corresponds to the information presented on page 4 of the prospectus.

Fund Performance

13.   Please update the information in the table in so that it corresponds to the information presented in the prospectus on page 9.

Independent Oversight: Ennis Knupp & Associates

14.   Please revise the prospectus to include information regarding the role of Ennis Knupp and Associates and the services it provides to the collective trust. Please disclose the fees paid to Ennis Knupp and Associates for services provided and describe the source of funds for payment of those fees. Please update the fee charts if appropriate.

A Cost-Effective Solution: Fees

15.   Please update the information contained in this section so that it corresponds to the information presented on page 10 of the prospectus.

Expense Ratios to Dollars

16.   Please update the information contained in this section so that it corresponds to
        the information presented on page 11 of the prospectus.

Brokerage Fees

17.   The information contained in this section regarding the brokerage fees for the
        self-managed accounts as it relates to stocks differs from the information
        contained in promotional piece number 4. Please revise to address this
        discrepancy.

12- About ABA Retirement Funds

18.   Please balance the information contained in this promotional piece with a
        discussion of the risks associated with investing in the Collective Trust and its
        underlying funds.

A Cost-effective Solution: Fees

19.   Please update the information contained in this section so that it corresponds to
        the information presented on page 10 of the prospectus.

****

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Linda van Doorn, Senior Assistant Chief Accountant at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Luke Valentino, Esquire (by facsimile)